Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES BECOMES LISTED ON THE TORONTO STOCK EXCHANGE;

SYMBOL: MAI

Spokane, WA – February 7, 2007 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce that its common stock has begun trading today on the Toronto Stock Exchange (TSX) in Toronto, Ontario, Canada. Minera Andes’ shares will continue to trade under the symbol MAI. Depending on the stock quote service used the exchange identifier may need to be changed to locate the company since the shares will be delisted from the TSX-Venture Exchange.

Allen V. Ambrose, president, said “Our listing on the Toronto Stock Exchange is part of a corporate plan to broaden and extend our market reach. Gold and silver production is estimated to begin at our growing San José project about mid-2007, and this is attracting more attention from a broader group of investors, including professionals. Trading on a senior exchange allows more investors to participate in our shares, and this increased trading will benefit all shareholders.”

Minera Andes is a gold, silver and copper exploration company working in Argentina. Minera Andes holds about 440,000 acres of exploration land in Argentina, including the co-owned San José gold/silver project now under construction and development for planned mine production. The Company is acquiring other exploration targets in southern Argentina. The Corporation presently has 157,009,415 issued and outstanding shares.

For further information, please contact Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada at the Vancouver office. Visit our web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

FORWARD-LOOKING STATEMENTS: This press release contains certain “forward-looking statements,” including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project.

The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations,, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: February 7, 2007